FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2005

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F |X|   Form 40-F |_|


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes |_|      No |X|

     (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The poll results in respect of the resolutions proposed at the Annual General Meeting of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant") held on May 20 2005, made by the Registrant in English on May 20, 2005.

Contents

Chairman's Statement                                                        2

Chief Executive Officer's Statement                                         4

Independent Review Report                                                   9

Interim Financial Statements
  Unaudited Condensed Consolidated Income Statement                        10
  Unaudited Condensed Consolidated Balance Sheet                           11
  Unaudited Condensed Consolidated Statement of Changes in Equity          13
  Unaudited Condensed Consolidated Statement of Cash Flows                 15
  Notes to the Interim Financial Statements                                16

Supplementary Information for American Depositary Shares Holders           54

Supplementary Financial Information                                        56

Other Information                                                          57

Chairman's Statement

Dear Shareholders,

In the first half of 2005, the Company's focus is "growth and efficiency". While taking various measures to strengthen the leading position of our core businesses, our Company constantly sought new drivers to the growth of our businesses. We made further reforms in our various management systems, thereby enhancing the Company's operational efficiency in a sustainable manner. In the first half of 2005, our revenues reached RMB33,724 million, net profits reached RMB6,358 million and profit per share reached RMB0.96.

In the first half of 2005, our Board strived to establish a system for our Board that meets the standards of the recommended best practices in the Code on Corporate Governance Practices, in order to align our governance structure with international market practices. At the same time, our Company continued the enhancement of our internal control system since the launch of the enhancement project at the end of last year. As a corporation of our scale and size and with a history of over a hundred years in operation, to fulfill the requirements of the Sarbanes-Oxley Act in a short period of time is a huge challenge, and we are determined to be prepared for this challenge. In the first half of the year, our internal control project team continued to inspect and check our internal control system from the company-level control and process-level control perspectives, and formulated standard models for improvement. In the second half of the year, such internal control standard models will be put into trial in some of the branches of the Company.

In the first half of 2005, we continued to focus on executing our three core strategies, "Broadband, Olympic and International". As construction for the Olympic stadiums began in the first half of this year, our Company together with our controlling shareholder, China Network Communications Group Corporation, has commenced the comprehensive implementation of our Olympic strategy. The Company will strive to achieve the strategic goal of "Broadband Olympic" through technical, business and service innovation. The "Broadband Olympic" strategy serves to bring rapid growth to our broadband content and other value-added businesses in order to offset the declining growth of our traditional businesses. Hence, the sustained growth in our future business can be attained.

In order to further enhance the value of the Company, by means of mergers and acquisitions to achieve external growth, our Company has commenced the acquisition of major telecommunications assets and business operations held by China Network Communications Group Corporation, the controlling shareholder of the Company, in Shanxi Province, Jilin Province, Heilongjiang Province and Neimenggu Autonomous Region in 2005. An Extraordinary General Meeting will be held at a suitable time such that the transaction can be considered and approved at the Extraordinary General Meeting. Our Board believes that such acquisition will provide further room for the Company's expansion, improve the Company's service capabilities, capture operating synergy between the Company and the target company to be acquired, thereby creating additional value to the Company's shareholders.

The Company has entered into a Memorandum of Understanding with Telefonica, S.A. on 21 July 2005 to explore the establishment of a broad strategic cooperation. Our Board believes that our cooperation with Telefonica, S.A. will further enhance our managerial and operational skills and is important to our future business development and innovation.

The Company will continue to focus on "growth and efficiency" in the second half of the year and will persist in implementing the three core strategies. While continuing to promote the development of our broadband business, the implementation of our Olympic strategy and the effective cooperation with our international partners, we will strive to maintain a stable development of our core telecommunications businesses. We will further refine our corporate governance and comprehensively implement a robust internal control system. We will further develop our value-added services as the industry becomes increasingly competitive. At the same time, we will capture opportunities for new businesses, especially wireless businesses, to further develop the growth potential of the Company's new businesses.

On 12 September 2005, our Board accepted Mr Keith Rupert Murdoch's resignation from his positions as a non-executive director of our Company and the chairman of the Compensation Committee, and Mr Keith Rupert Murdoch is appointed as an adviser to the Board. I would like to take this opportunity, on behalf of the Board, to express our highest regards and deepest gratitude to Mr Keith Rupert Murdoch for his exceptional contribution to the Company. Also, we welcome Mr JosZ Mar'a clvarez-Pallete as a non-executive director. We believe that Mr
JosZ Mar'a clvarez-Pallete's expertise in corporate operations and management will further strengthen the professionalism of our Board, which will contribute to maximising the returns for our shareholders.



Zhang Chunjiang
Chairman

Hong Kong, 12 September 2005

Chief Executive Officer's Statement

Dear Shareholders,

In the first half of 2005, the telecommunications market in Mainland China was very challenging. Not only was there intensified competition in the industry, the market was also confronted with more uncertainties for its future development. In such an environment, our Company, with the trust and support of our Board, persisted in its goal in achieving "growth and efficiency". With the concerted efforts of all our staff, we achieved considerable results in our operations and management in the first half of 2005.

Financial Results

In the first half of 2005, we maintained a steady growth in our revenue, achieved favourable results in cost control and recorded a substantial increase in our operating results. For the first six months in 2005, we generated revenue of RMB33,724 million (including amortisation of upfront connection fees in the amount of RMB1,427 million). After excluding amortisation of upfront connection fees, our revenue was RMB32,297 million, EBITDA* reached RMB17,605 million, EBITDA margin reached 54.5%, net profits amounted to RMB4,931 million and profit margin reached 15.3%. Our operational efficiency was significantly improved when compared to the same period last year.

Our free cash flow* maintained a steady growth, and reached RMB5,672 million as at the end of June 2005, and our Capex reached RMB8,235 million for the same period. Our capital structure became more solid as a result of the stable growth in our operating results and our successful control of capital expenditures. As at 30 June 2005, our interest-bearing debts reduced by RMB9,502 million compared to the beginning of the year, and the total debt to capitalisation ratio* decreased to 38.5%, representing a decrease of 5.8 percentage points.

Business Review

In 2005, we continued to fully leverage our advantages in local networks and channels, and focused on the development of broadband services. We devoted considerable efforts to enhance the loyalty of our fixed-line telephone customers and further increase the growth in our PHS services to combat mobile substitution. We vigorously fostered our value-added services to promote sustained growth. While confronted with challenges to the fixed-line telephone services, we achieved a comparatively favourable growth in our broadband services and value-added services.

(1)  Broadband and Internet Services
     In the first half of 2005, we maintained a robust growth in our broadband and Internet services. Our broadband and other Internet services generated a revenue of RMB3,190 million, representing 9.9% of our total revenue (excluding amortisation of upfront connection fees, same for the following). As of 30 June 2005, the number of our broadband subscribers reached 7.73 million, representing an increase of 84.6% over the same period last year, and a market share of 87.6% in our northern service region.

     In 2005, the emphasis of our broadband services development is to realise efficient growth brought by the increased economies of scale. While we continued to increase the number of our broadband subscribers, we have also taken measures to stabilise the revenue contribution of each broadband subscriber. These measures include strengthening our marketing efforts to business customers, enriching our broadband content and providing our corporate customers and Internet cafZ customers with premium after-sales services so as to increase their loyalty.

(2)  Fixed-line Telephone Services
     Local Telephone Services
     In the first half of 2005, our local telephone services business remained stable and it generated a revenue of RMB16,899 million, representing 52.3% of our total revenue. As of 30 June 2005, the number of our local telephone subscribers reached 85.24 million, representing an increase of
     4.86 million subscribers compared to the end of last year, and a market share of 93.8% in our northern service region. The growth in the local telephone subscribers was primarily due to our PHS subscribers. In the first half of 2005, the number of our PHS subscribers reached 18.11 million, representing an increase of 45.4% over the same period last year.

     In the first half of 2005, the growth of our fixed-line telephone subscriber base declined. Due to the impact of mobile substitution, the usage volume of our fixed-line telephone services demonstrated a declining trend compared to the same period last year. In order to maintain a steady development of our local telephone services and increase the utilisation rate of our local network resources, we strengthened our efforts in expanding our subscriber base in urban and rural connecting areas, rural areas and newly established urban residential communities in 2005. Furthermore, with the opportunities brought about by the intelligence upgrade of our local network, we comprehensively promoted the marketing of our new businesses and new bundled products in order to retain existing customers and attract more customers.

     Long Distance Services
     In the first half of 2005, the revenue generated from our long distance services reached RMB4,491 million, representing 13.9% of our total revenue. As a result of a constant increase in the proportion of VoIP usage in our long distance services, our average tariff has declined. Despite a continued growth in the usage volume of our long distance services, the revenue generated from long distance services decreased moderately when compared to the same period last year.

     Value-added Services
     In the first half of 2005, the revenue generated from our value-added services reached RMB1,346 million, representing 4.2% of our total revenue. Value-added services, as one of our key revenue growth drivers, continued to record robust growth. In 2005, we continued our promotion of the development of our value-added services. With the opportunities brought about by the intelligence upgrade of our local network, we further promoted our value-added products such as caller identification, telephone information, voice messaging, telephone Q-bar, 4006 service, 800 service and interactive telephone conferencing. As of 30 June 2005, the penetration rate of our caller identification services reached 63.5%, which was 5.3 percentage points higher than that at the end of 2004. The usage of our telephone information services was 1,305 million minutes for the six months, representing an increase of 14.2% over the same period last year.

     In the first half of 2005, the Company cooperated with SPs in an active and comprehensive manner to vigorously develop value-added services for PHS. The volume of PHS short message reached 1,993 million in the first half of 2005, representing a growth of 56.8% over that for the whole year of 2004. We formally launched our PHS "Personalised Ring" service at the end of 2004 and acquired 2.66 million PHS "Personalised Ring" subscribers as at the end of June 2005, with a penetration rate of 14.7%. As one of our key service offerings, value-added services recorded robust growth, demonstrating an enormous development potential.

(3)  Business and Data Communication Services
     In the first half of 2005, the revenue generated from our business and data communication services reached RMB1,490 million, representing 4.6% of our total revenue. Our business and data communication services remained generally stable. Comparatively, in the first half of the year, the usage volume of our managed data service achieved a higher growth rate. The leased bandwidth of DDN, FR and ATM increased by 57.3%, 103.7% and 118.9%, respectively over the same period last year. In terms of leased line services, despite a substantial decline in the demand from our carrier customers, the overall bandwidth of leased circuits still grew moderately over the same period last year as a result of the increase in number and demand of our business customers.

(4)  International Services
     In the first half of 2005, the revenue generated from our international services reached RMB1,601 million, representing 5.0% of our total revenue. In the first half of 2005, Asia Netcom, our wholly-owned subsidiary, achieved a positive EBITDA. During the first six months, the number of points of connection for our international managed data service reached 3,800, our international leased line bandwidth reached 23.2G and our international incoming traffic reached 921 million minutes, representing an increase of 165.4%, 74.0% and 2.4%, respectively over the same period last year.

Outlook for the Second Half of the Year

We achieved relatively satisfactory results in reducing costs and enhancing efficiency in the first half of 2005, and we will continue to refine our management and realise management efficiency in the second half of 2005. While consistently taking measures to ensure a steady growth in our fixed-line telephone services, we will launch a "reward points" system and further refine our customer retaining efforts with a view to preserving and consolidating our existing market in an active and efficient way. We will continue our efforts in improving the PHS networks and increasing their utilisation. We will persist in our massive efforts in marketing our broadband services and enlarging the scale of our broadband subscriber base. Furthermore, we will further tap the potentials of the value-added services and strengthen the marketing efforts on our value-added products.

In the second half of the year, we will continue to leverage the various opportunities brought about by new technologies to accelerate the development of our businesses, upgrade our overall brand images and push forward the development of our broadband content. We will also strengthen our cooperation with international telecommunications operators with extensive experience in international operations so as to further refine our operations and management and develop our new businesses. We strive to provide even better services for our customers and maximise the returns for our shareholders.



Tian Suning
Vice Chairman and Chief Executive Officer

Hong Kong, 12 September 2005

* For definitions of EBITDA, free cash flow and total debt to capitalisation ratio, please refer to our Company's 2004 annual report.

Independent Review Report

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]
_______________________________________________________________________________
                                                 | Pricewaterhouse Coopers
                                                 | 22nd Floor Prince's Building
                                                 | Central Hong Kong


INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 10 to 53.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with HKAS 34 OOInterim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent opinion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Opinion

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 12 September 2005

Interim Financial Statements

The Board of Directors (the "Directors") of China Netcom Group Corporation (Hong Kong) Limited (the "Company") presents the unaudited condensed consolidated interim financial statements (the "interim financial statements") of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2005, as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005


                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

Revenues                                                                   6                 33,724            32,498

Operating expenses
Depreciation and amortisation                                                                (9,265)           (9,552)
Networks, operations and support                                                             (5,549)           (5,167)
Staff costs                                                                                  (4,200)           (4,294)
Selling, general and administrative                                                          (4,402)           (4,199)
Other operating expenses                                                                       (541)             (724)

Operating profit before interest income and dividend income                                   9,767             8,562

Interest income                                                                                  87                32
Dividend income                                                                                  28                 7

Profit from operations                                                     7                  9,882             8,601
Finance costs                                                              8                 (1,226)           (1,604)

Share of loss of associated companies                                                            --                (1)

Profit before taxation                                                                        8,656             6,996
Taxation                                                                   9                 (2,298)           (2,121)

Profit for the period                                                                         6,358             4,875

Basic earnings per share                                                  11                RMB0.96           RMB0.89

Diluted earnings per share                                                11                RMB0.96           RMB0.89

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2005

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited          Restated

Assets

Current assets
  Cash and bank deposits                                                  12                  8,790            10,053
  Short-term investments                                                  13                    439             2,876
  Accounts receivable                                                     14                  6,778             5,688
  Inventories and consumables                                                                   502               941
  Prepayments and other receivables                                                           1,079             1,006
  Due from holding companies and fellow
    subsidiaries                                                                                489               373

Total current assets                                                                         18,077            20,937

Non-current assets
  Property, plant and equipment                                           15                122,689           124,787
  Construction in progress                                                                    9,172             7,602
  Lease prepayments for land                                             3(c)                 1,291             1,266
  Intangible assets                                                       16                    926               316
  Deferred costs                                                          17                  6,250             7,449
  Deferred tax assets                                                                         2,881             2,394
  Derivative assets                                                                               2                --
  Other non-current assets                                                                       11               424

  Total non-current assets                                                                  143,222           144,238

  Total assets                                                                              161,299           165,175

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

AS AT 30 JUNE 2005

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                         Note                  2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited          Restated

Liabilities and equity

Current liabilities
  Accounts payable                                                        18                 13,281            14,653
  Accruals and other payables                                                                 3,698             3,353
  Short-term bank loans                                                  19(a)               26,425            29,339
  Current portion of long-term bank and other loans                      19(b)                4,263             7,270
  Due to holding companies and fellow subsidiaries                                            8,469             8,244
  Current portion of deferred revenues                                    20                  6,196             6,653
  Current portion of provisions                                                               2,480             2,596
  Taxation payable                                                                            2,656               196

Total current liabilities                                                                    67,468            72,304

Net current liabilities                                                                     (49,391)          (51,367)

Total assets less current liabilities                                                        93,831            92,871

Non-current liabilities
  Long-term bank and other loans                                         19(b)               18,280            21,861
  Deferred revenues                                                       20                 10,528            11,817
  Provisions                                                                                  2,080             2,143
  Deferred tax liabilities                                                                    1,354             1,321
  Derivative liabilities                                                                         83                --
  Other non-current liabilities                                                                  22               564

Total non-current liabilities                                                                32,347            37,706

Total liabilities                                                                            99,815           110,010

Financed by:
  Share capital                                                           21                  2,181             2,181
  Reserves                                                                                   59,303            52,984

Shareholders' equity                                                                         61,484            55,165

Total liabilities & equity                                                                  161,299           165,175

                          Director                                                   Director

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2005

                                                                       Unaudited
                                       Share      Share   Capital Statutory Revaluation    Other   Retained
                                     capital    premium   reserve   reserve    reserve   reserve   earnings     Total
                                         RMB        RMB       RMB       RMB        RMB       RMB        RMB       RMB
                                     million    million   million   million    million   million    million   million
                                   (Note 21)


Balance as at 31 December 2004,
  as previously reported               2,181     42,750       265       723      2,147     2,114      4,985    55,165
Effects of adoption of new HKFRSs:
Share-based payment (Note 3 (a))          --         --        18        --         --        --        (18)       --

Balance as at 31 December 2004,
  as restated                          2,181     42,750       283       723      2,147     2,114      4,967    55,165
Negative goodwill (Note 3(b))             --         --        --        --         --        --        166       166
Foreign exchange contracts
  (Note 3 (d))                            --         --        --        --         --        --          1         1

Balance as at 1 January 2005 as
  restated                             2,181     42,750       283       723      2,147     2,114      5,134    55,332
Profit for the period                     --         --        --        --         --        --      6,358     6,358
Share-based payment (Note 3 (a))          --         --        48        --         --        --         --        48
Dividends to shareholders
  (Note 10(a))                            --         --        --        --         --        --       (259)     (259)
Appropriation to statutory reserve
  (Note 10 (b))                           --         --        --     3,378         --        --     (3,378)       --
Transfer to retained earnings             --         --        --        --       (417)      (28)       445        --
Foreign currency translation
  adjustment                              --         --        --        --         --         5         --         5

Balance as at30 June 2005              2,181     42,750       331     4,101      1,730     2,091      8,300    61,484


FOR THE SIX MONTHS ENDED 30 JUNE 2005


                                                                       Restated
                                       Share      Share   Capital Statutory Revaluation    Other   Retained
                                     capital    premium   reserve   reserve    reserve   reserve   earnings     Total
                                         RMB        RMB       RMB       RMB        RMB       RMB        RMB       RMB
                                     million    million   million   million    million   million    million   million
                                   (Note 21)


Balance as at 31 December 2003         1,819     34,168        --        --      1,998        --      5,391    43,376
Profit for the period                     --         --        --        --         --        --      4,875     4,875
Movement of deferred tax
  recognised in equity                    --         --        --        --        846     2,355       (137)       --
3,064
Transfer to retained earnings             --         --        --        --       (280)     (117)       397        --
Contributions from owners                 --         --        --        --         --        --        201       201
Distributions to owners                   --         --        --        --         --        --     (2,600)   (2,600)
Net assets distributed to owners in
  accordance with reorganisation          --         --        --        --         --        --     (6,047)   (6,047)
Transfer to capital reserve upon
  reorganisation                          --         --       265        --         --        --       (265)       --

Balance as at 30 June 2004             1,819     34,168       265        --      2,564     2,238      1,815    42,869

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

Net cash inflow from operating activities                                                    13,907            14,075

Net cash outflow from investing activities                                                   (5,737)           (8,128)

Net cash outflow from financing activities                                                   (9,433)           (9,114)

Decrease in cash and cash equivalents                                                        (1,263)           (3,167)
Cash and cash equivalents at beginning of period                                             10,033             6,283

Cash and cash equivalents at end of period                                                    8,770             3,116


Notes to the Interim Financial Statements

1    The group and principal activities

     Background of the Group
     China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on 22 October 1999 as a limited liability company under the Hong Kong Companies Ordinance.

     Following the reorganization of the Company, China Netcom Holdings Company Limited and China Netcom Communications Group Corporation ("China Netcom Group") as set out in note 2 to the Group's financial statements for the year ended 31 December 2004, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 17 November 2004 and the American Depositary Shares of the Company were listed on The New York Stock Exchange Inc. on 16 November 2004.

     Principal activities
     The Group is a dominant provider of fixed line telephone services, broadband, other Internet-related services, and business and data communications services in six northern municipalities and provinces, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in the PRC. The Group also provides telecommunications services to selected business and residential customers in one southern municipality and one southern province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

2    Basis of presentation

     These unaudited condensed consolidated financial statements (the "interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     The interim financial statements include the financial information of the Company and its subsidiaries (collectively referred to as the "Group"). These interim financial statements should be read in conjunction with the Group's 2004 financial statements. The details of the Company's subsidiaries are set out in Note 22 to the 2004 financial statements.

     The interim financial statements have been prepared in accordance with the same accounting policies adopted in the Group's 2004 financial statements, except for the accounting policy changes that will be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 3 below.

     The Company was listed following a reorganisation which was effective for accounting purposes on 30 June 2004. The financial information for the six months ended 30 June 2004 is extracted from the Company's prospectus for the initial public offering and is presented as if the Group had been in existence throughout that period. Further details regarding the Group's reorganisation are set out in note 2 to the Group's 2004 financial statements.

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its current finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3    Changes in accounting policies

     The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new revised HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

     As at 1 January 2005, the Group adopted the new revised HKFRSs as listed below, which are relevant to its operations. The comparative figures in respect of the six months ended 30 June 2004 have been amended as required and where necessary, in accordance with the relevant requirements.

     HKAS 1             Presentation of Financial Statements
     HKAS 2             Inventories
     HKAS 7             Cash Flow Statements
     HKAS 8             Accounting Policies, Changes in Accounting Estimates
                        and Errors
     HKAS 10            Events after the Balance Sheet Date
     HKAS 12            Income Taxes
     HKAS 14            Segment Reporting
     HKAS 16            Property, Plant and Equipment
     HKAS 17            Leases
     HKAS 18            Revenue
     HKAS 19            Employee Benefits
     HKAS 21            The Effects of Changes in Foreign Exchange Rates
     HKAS 23            Borrowing Costs
     HKAS 24            Related Party Disclosures
     HKAS 27            Consolidated and Separate Financial Statements
     HKAS 28            Investments in Associates
     HKAS 32            Financial Instruments: Disclosure and Presentation
     HKAS 33            Earnings Per Share
     HKAS 34            Interim Financial Reporting
     HKAS 36            Impairment of Assets
     HKAS 37            Provisions, Contingent Liabilities and Contingent Assets
     HKAS 38            Intangible Assets
     HKAS 39            Financial Instruments: Recognition and Measurement
     HKFRS 1            First-time Adoption of Hong Kong Financial Reporting
                        Standards
     HKFRS 2            Share-based Payment
     HKFRS 3            Business Combinations

     The adoption of these new revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position, except for the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 as detailed below.

     (a)  HKFRS 2
          In prior years, no employee benefit cost or obligation was recognised when employees (including directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

          With effect from 1 January 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the consolidated income statement, or as an asset if the cost qualifies for recognition as an asset under the group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

          This change in accounting policy has been accounted for retrospectively as follows:

                                                                                          Effect of
                                                                    As previously       adoption of
                                                                         reported         new HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at 31 December 2004
          Reserves:
            Retained earnings                                               4,985               (18)            4,967
            Capital reserve                                                   265                18               283

          The adoption of HKFRS 2 resulted in:

                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million

          Increase in staff costs                                                                48                --


          The company's share option scheme was introduced upon the listing of its shares in October, 2004. Accordingly, the adoption of HKFRS does not have any impact to the Group's financial profit and loss account for the six months ended 30 June 2004.

          Details of the share option scheme are presented in note 22 of these interim financial statements.

     (b)  HKFRS 3 and HKAS36 In prior years:

          -- positive goodwill arising from acquisitions on or after 1 January 2001 was amortised to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses; and

          -- negative goodwill which arose from acquisitions on or after 1 January 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the consolidated income statement as those expected losses was incurred.

          With effect from 1 January 2005, in order to comply with HKFRS 3 and HKAS 36, positive goodwill could no longer be amortised. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

          With effect from 1 January 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises.

         The change in the net book value of negative goodwill, as disclosed in note 20 to the 2004 financial statements, arising from the above change in accounting policy has been prospectively accounted for from 1 January 2005 as follows:

                                                                           Before         Effect of
                                                                      adoption of       adoption of
                                                                        new HKFRS         new HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at 1 January 2005
          Negative goodwill
            (Included in intangible assets)                                  (166)              166                --
          Retained earnings                                                 4,985               166             5,151

          The adoption of HKFRS 3 and HKAS 36 resulted in:

                                                                                                           Six months
                                                                                                                ended
                                                                                                         30 June 2005
                                                                                                                  RMB
                                                                                                              million

          Increase in amortisation expenses                                                                         7

     (c)  HKAS17
          In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

          With effect from 1 January 2005, in order to comply with HKAS 17, land use rights held for own use are accounted for as operating leases where the fair value of the interest in any buildings situated on the leasehold land can be separately identified from the fair value of the land use rights at either the time the lease was first entered into by the Group or taken over from the previous lessee, or at the date of construction of those buildings, if later.

          Any pre-paid land premiums for acquiring the land use rights, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the rights.

          Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

          The new accounting policy has been adopted retrospectively and land use rights have been reclassified from "Property, plant and equipment" or "Construction in progress" to "Lease prepayments for land" on the face of the consolidated balance sheet. The reclassification has no impact on the Group's net assets as at the period end/year end nor on the Group's profit attributable to equity shareholders for the periods presented. The amortisation charges in the consolidated income statement in respect of land use rights are is now recorded as "Amortization of lease prepayments for land", which is included in the line item "Depreciation and amortization" on the face of the consolidated income statement.


                                                                                          Effect of
                                                                    As previously          adoption
                                                                         reported          of HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at 31 December 2004
          Land and buildings                                               14,238              (795)           13,443
          Construction in progress                                          8,073              (471)            7,602
          Lease prepayments for land                                           --             1,266             1,266


     (d)  HKAS 32 and HKAS 39
          HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities.

          Under HKAS 39, financial instruments will be carried at either amortised cost or fair value, depending on their classification. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard. In addition, all derivatives, including those embedded in non-derivative host contracts are recognised in the balance sheet at fair value.

         This change in accounting policy has been prospectively accounted for from 1 January 2005 as follows:

                                                                                          Effect of
                                                                  Before adoption          adoption
                                                                     of new HKFRS      of new HKFRS       As restated
                                                                              RMB               RMB               RMB
                                                                          million           million           million

          As at 1 January 2005
          Contract receivable
            (Included in non-current assets)                                  408              (408)               --
          Contract payable
            (Included in non-current liabilities)                            (533)              533                --
          Discount on foreign currency
            exchange forward contracts
            (Included in deferred costs)                                       59               (59)               --

          Derivative assets                                                    --                 9                 9
          Derivative liabilities                                               --               (74)              (74)
          Retained earnings                                                 4,985                 1             4,986

          The adoption of HKAS 39 resulted in:

                                                                                                           Six months
                                                                                                                ended
                                                                                                         30 June 2005
                                                                                                                  RMB
                                                                                                              million

          Decrease in profit before taxation                                                                       15

     (e)  Summary of impact of changes in accounting policies
          The impact of the changes to accounting policies as set out in notes
          (a) to (d) above on the Group's profit and equity was as follows:

                                                                          2005
                                                                           RMB
                                                                       million


          Six months ended 30 June
          (a) HKFRS2                                                        48
          (b) HKFRS3 and HKAS36                                              7
          (d) HKAS32 and HKAS39                                             15

          Decrease in profit before taxation                                70

          As at 1 January
          (b) HKFRS3 and HKAS36                                            166
          (d) HKAS32 and HKAS39                                              1

          Increase in total equity                                         167

4    Financial risk management

     (a)  Financial risk factors
          The Group's activities expose it to a variety of financial risks, market risks including currency risk and fair value interest rate risk, credit risk, liquidity risk and cash flow interest rate risk.

          (i)  Foreign exchange risk
               The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. The Group had foreign currency denominated bank balances amounting to RMB 8,185 and RMB 1,822 million as at 31 December 2004 and 30 June 2005 respectively. The Group also has foreign currency denominated bank loans amounting to RMB 3,914 and RMB 2,279 million as at 31 December 2004 and 30 June 2005 respectively.

          (ii) Credit risk
               The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible account receivable has been made.

         (iii) Liquidity risk
               A significant percentage of the Group's funding requirements is achieved through short term borrowings, and the balance sheet indicates a significant working capital deficit. Please refer to note 2 for the details.

          (iv) Cash flow and fair value interest rate risk
               The Group is exposed to changes in interest due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures, acquisitions, and working capital needs. Borrowings at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The bank loans issued at variable rates and fixed rates are disclosed in note 19 of these interim financial statements.

     (b)  Fair value estimation
          The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

          The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair value. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5    Critical accounting estimates and judgements

     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below:

     (i)  Depreciation of property, plant and equipment
          The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviews the useful lives periodically to ensure that the method and rates of deprecation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

     (ii) Revaluation of property, plant and equipment
          The property, plant and equipment of the Group are revalued as of 31 December 2003 on a depreciated replacement cost basis. Apart from land and buildings, which are carried at cost, property, plant and equipment are carried at the revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed at intervals of not more than three years by independent valuers and, in each of the intervening years, valuations are undertaken by professional qualified executives employed by us. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. This will have an impact on the Group's future results, since any subsequent decreases in valuation are first set off against increases on earlier revaluations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of the property, plant and equipment changes as a result of the revaluation.

    (iii) Impairment of non-current assets
          At each balance sheet date, the Group considers both internal and external sources of information to assess where there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognised to reduce the carrying amount of the asset to its recoverable amount. Estimated recoverable amount is determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. The recoverable amount is the higher of value in use or net selling price. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for the same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change of the recoverable amounts of the non-current assets.

     (iv) Revenue recognition for upfront connection and installation fees
          The Group defers the recognition of upfront customer connection and installation fees and amortises them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortised over the same expected customer relationship period of 10 years, except that when the direct incremental costs exceed the corresponding installation fees, if any, the excess amounts are immediately written-off as expenses to the income statement . The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

     (v) Recognition of revenues and costs under PHS bundled service contracts The Group provides Personal Handyphone System ("PHS") services, which is an extension of the local wireline telecommunications service, to the customers. Promotional packages comprise the bundled provision of PHS services and the provision of handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognised as deferred revenue. The cost of handsets provided to customers and related commissions paid and payable to distributors are treated as deferred customer acquisition costs, to the extent recoverable. Such deferred revenue and deferred costs are amortised to the income statement on a systematic basis to match the pattern of usage of the related service over the contract period. If the pattern of the usage of the PHS services by the customers changes in the future, the amortization period of the revenues and costs will change accordingly, which will have an impact to its future results.

     (vi) Provision for doubtful debts
          The Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Group makes its estimates based on the aging of its accounts receivable balances, customer creditworthiness, and historical write-off experience. If the financial condition of the Group's customers were to deteriorate, actual write-offs might be higher than expected and future results will be affected. Any deterioration might also lead to a revision of the basis used for estimating the allowance for doubtful debts in the future.

    (vii) Fair value
          The Group estimates the fair value of its financial liabilities for disclosure purposes by discounting the future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

6    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarised as follows:

                                                     Six months ended 30 June
                                                         2005              2004
                                                          RMB               RMB
                                                      million           million
                                                    Unaudited           Audited

     Revenues
       Local usage fees                                 9,299             9,443
       Monthly telephone service                        6,998             6,936
       Upfront installation fees                          602               641
       DLD usage fees                                   4,038             4,509
       ILD usage fees                                     527               734
       Value-added services                             1,346             1,019
       Interconnection fees                             2,987             2,223
       Upfront connection fees                          1,427             1,774
       Broadband service                                2,799             1,815
       Other internet-related service                     588               784
       Managed data service                               778               681
       Leased line income                               1,276             1,264
       Other services                                   1,059               675

     Total                                             33,724            32,498

     The Group's revenues by geographical location of the customers can be summarised as follows:


                                                                          Six months ended 30 June
                                                                                2005              2004
                                                                                 RMB               RMB
                                                                             million           million
                                                                           Unaudited           Audited

     Domestic telecommunications services
     (Being revenues generated from customers located in the PRC)

     Local usage fees                                                          9,299             9,443
     Monthly telephone service                                                 6,998             6,936
     Upfront installation fees                                                   602               641
     DLD usage fees                                                            4,038             4,509
     ILD usage fees                                                              453               673
     Value-added services                                                      1,346             1,019
     Interconnection fees                                                      2,332             1,719
     Upfront connection fees                                                   1,427             1,774
     Broadband service                                                         2,799             1,815
     Internet-related service                                                    391               613
     Managed data service                                                        573               546
     Leased line income                                                          917             1,021
     Other services                                                              948               514

                                                                              32,123            31,223
     International telecommunications services
     (Being revenues generated from customers located
       outside the PRC, including Hong Kong and Macau Special
       Administrative Regions and Taiwan)                                      1,601             1,275

     Total                                                                    33,724            32,498


7    Profit from operations

     Profit from operations is stated after charging or crediting the following:

                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Charging

     Depreciation:
       - Owned property, plant and equipment                                                  9,034             9,398
       - Leased property, plant and equipment                                                    79                91
     Loss on disposal of fixed assets (included in networks
       operations and support expenses)                                                          --                80
     Amortisation of intangible assets                                                          137                51
     Amortisation of lease prepayments for land                                                  15                13
     Contributions to pension plans (included in staff costs)                                   404               418
     Cost of inventories                                                                        384               180
     Operating leases:
       -Land and buildings                                                                      371               108
       -Network and machinery                                                                   816               720
     Interconnection charges                                                                  1,554               917
     Bad debt expenses                                                                          279               478
     Unrealised loss on short-term investments                                                   --                 7
     PHS subscriber acquisition costs                                                         1,141               862

     Crediting

     Gain on disposal of fixed assets (included in
       networks operations and support expenses)                                                  2                --
     Foreign exchange gain, net                                                                 118                15
     Gain on disposal of short-term investments                                                  28                --

8    Finance costs

                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Interest expenses on:
       -Bank and other loans wholly repayable within five years                               1,358             1,814
       -Bank and other loans wholly repayable after
         more than five years                                                                    86                42

                                                                                              1,444             1,856
     Less: Interest expenses capitalised in construction in progress                           (107)             (258)

                                                                                              1,337             1,598
     Foreign exchange gain, net                                                                (118)              (15)
     Bank charges                                                                                 7                12
     Amortisation of discount on foreign currency exchange forward contracts                     --                 9

                                                                                              1,226             1,604

     Interest expenses were capitalised in construction in
       progress using the following annual interest rates                               3.91%-4.88%       3.65%-5.45%

9    Taxation

                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     PRC enterprise income tax ("EIT")                                                        2,752             1,389
     Deferred taxation                                                                         (454)              732

     Taxation charges                                                                         2,298             2,121

     The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

     Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.5% to 30%, prevailing in the countries in which those entities operates.

     The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Profit before taxation                                                                   8,656             6,996

     Weighted average statutory tax rate                                                        33%               33%
     Tax calculated at the weighted average statutory tax rate                                2,856             2,309

     Non-taxable income (Note below)                                                           (570)             (587)
     Expenses not deductible for tax purposes                                                    63               112
     Tax losses not recognised/(utilised)                                                         4               231
     Others                                                                                     (55)               56

     Tax charges                                                                              2,298             2,121


     Note: Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period.

10   Profit distributions and allocations

                                                                      Six months ended 30 June
     (a) Dividends                                            2005                                2004
                                                            HKD               RMB               HKD               RMB
                                                        million           million           million           million
                                                      Unaudited         Unaudited           Audited           Audited

          Final dividend paid, of HK$0.037
            per ordinary share                              245               259                --                --

          Notes:

          (i) On 6 April 2005, the directors proposed a final dividend of HK$0.037 per ordinary share for the year ended 31 December 2004, which was paid on 10 June 2005 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2005.

          (ii) No interim dividend has been proposed by the directors for the period ended 30 June 2005. The payment of any future dividends will be determined by the Board of Directors.

     (b) Appropriation to statutory reserve

          According to a PRC tax approval document issued by Ministry of Finance and State Administration of Taxation to China Netcom (Group) Company Limited ("CNC China"), the Group's primary operating subsidiary, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the income statement should be transferred from retained earnings to a statutory reserve. As at 31 December 2004, the aggregated upfront connection fees recognised in the income statement amounted to RMB 3,378 million, which was transferred to the statutory reserve in accordance with the aforementioned approval document.

          For the six months ended 30 June 2005, the Company has not made other appropriations to the statutory reserve which will be made at year end.

11   Earnings per share

     Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

     The following table sets forth the computation of basic and diluted net earnings per share:


                                                                                          Six months ended 30 June
                                                                                               2005              2004
                                                                                       (in RMB millions, except share
                                                                                              and per share data)
                                                                                          Unaudited           Audited

     Numerator:
     Profit for the periods                                                                   6,358             4,875
     Denominator:
     Weighted average number of ordinary shares outstanding
       and shares used in computing basic earnings per share                          6,593,529,000     5,492,258,218

     Weighted average number of potential ordinary shares:
     Diluted equivalent shares arising from convertible
       Preference shares                                                                         --         7,741,782
     Diluted equivalent shares arising from share option                                 34,754,749                --

     Shares used in computing diluted earnings per share                              6,628,283,749     5,500,000,000

     Basic earnings per share                                                               RMB0.96           RMB0.89

     Diluted earnings per share                                                             RMB0.96           RMB0.89

12   Cash and bank deposits



                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Cash and cash equivalents                                                                8,770            10,033
     Time deposits with original maturities over three months                                    20                20

     Total cash and bank deposits                                                             8,790            10,053

     Included in the cash and bank deposits as at the end of each of 31 December 2004 and 30 June 2005 are Renminbi denominated balances kept in the PRC amounting to RMB 1,868 million and RMB 6,968 million, respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

13   Short-term investments

     The Group's short-term investments comprise primarily investments in listed debt securities and investment funds.

     During the period ended 30 June 2005, the carrying value of the short-term investments disposed of by the Group amounted to RMB 2,465 million and the gain on disposal amounted to RMB 28 million.

14   Accounts receivable

     Amounts due from the provision of fixed line telecommunications service to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:


                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     0-30 days                                                                                4,965             4,479
     31-90 days                                                                               1,315               861
     Over 90 days                                                                             1,801             1,404

     Total                                                                                    8,081             6,744

     Less: Allowance for doubtful debts                                                      (1,303)           (1,056)

     Net carrying amounts                                                                     6,778             5,688

     The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 5.22% (2004: 5.22%).

     Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 1,009 million (2004: RMB 789 million).

15   Property, Plant and equipment


                                                                                         Furniture,
                                                                       Telecommu-   fixtures, motor
                                                                        nications      vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
     Unaudited

     Cost/valuation:
     Balance at 1 January 2005                           17,799           195,130             8,872           221,801
     Reclassification of land use rights to
       lease prepayments for land                        (1,130)               --                --            (1,130)

     Balance at 1 January 2005, as restated              16,669           195,130             8,872           220,671
     Additions                                               47               390                 5               442
     Transferred from construction in progress              963             5,662                 7             6,632
     Disposals                                              (64)              (49)              (12)             (125)

     Balance at 30 June 2005                             17,615           201,133             8,872           227,620

     Accumulated depreciation:
     Balance at 1 January 2005                           (3,561)          (88,243)           (4,415)          (96,219)
     Reclassification of land use right to
       lease prepayments for land                           335                --                --               335

     Balance at 1 January 2005, as restated              (3,226)          (88,243)           (4,415)          (95,884)
     Charge for the period                                 (589)           (7,855)             (669)           (9,113)
     Disposals                                               18                46                 2                66

     Balance at 30 June 2005                             (3,797)          (96,052)           (5,082)         (104,931)

     Net book value at Dec 31 2004                       14,238           106,887             4,457           125,582

     Net book value at Dec 31 2004, as restated          13,443           106,887             4,457           124,787

     Net book value at 30 June 2005                      13,818           105,081             3,790           122,689



                                                                                         Furniture,
                                                                       Telecommu-   fixtures, motor
                                                                        nications      vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Restated


     Cost/valuation:
     Balance at 1 January 2004                           28,998           180,932             7,477           217,407
     Reclassification of land use right
       to lease prepayments for land                     (1,597)                --                 --            (1,597)

     Balance at 1 January 2004, as restated              27,401           180,932             7,477           215,810
     Additions                                               75               115               234               424
     Transferred from construction in progress            1,272            24,160             1,561            26,993
     Disposals                                              (51)             (812)              (75)             (938)
     Distributed to owners on 30 June                   (12,028)           (9,265)             (325)          (21,618)

     Balance at 31 December 2004                         17,799           195,130             8,872           221,801

     Balance at 31 December 2004, as restated            16,669           195,130             8,872           220,671

     Accumulated depreciation:
     Balance at 1 January 2004                           (5,465)          (74,548)           (3,475)          (83,488)
     Reclassification of land use right
       to lease prepayments for land                        315                 --                 --               315

     Balance at 1 January 2004, as restated              (5,150)          (74,548)           (3,475)          (83,173)
     Charge for the year                                   (717)          (16,791)           (1,078)          (18,586)
     Disposals                                                2               591                64               657
     Distributed to owners on 30 June                     2,639             2,505                74             5,218

     Balance at 31 December 2004                         (3,561)          (88,243)           (4,415)          (96,219)

     Balance at 31 December 2004, as restated            (3,226)          (88,243)           (4,415)          (95,884)

     Net book value at 31 December 2004                  14,238           106,887             4,457           125,582

     Net book value at 31 December 2004,
       as restated                                       13,443           106,887             4,457           124,787


16   Intangible assets


                                                       Negative         Purchased  Sponsorship fee
                                                       goodwill          software     (Note 25 (x))             Total
                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million

     Cost:
       Balance at 31 December 2004                         (178)            1,112                --               934
       Negative goodwill transferred to retained
         earnings (Note 3 (b))                              181                --                --               181

       Balance at 1 January 2005, as restated                 3             1,112                --             1,115
       Additions                                             --               101               480               581

       Balance at 30 June 2005                                3             1,213               480             1,696

     Accumulated amortisation:
       Balance at 31 December 2004                           12              (630)               --              (618)
       Negative goodwill transferred to retained
         earnings (Note 3 (b))                              (15)               --                --               (15)

       Balance at 1 January 2005, as restated                (3)             (630)               --                --

       Amortisation for the period                           --               (77)              (60)             (137)

     Balance at 30 June 2005                                 (3)             (707)              (60)             (770)

     Net book value at 30 June 2005                          --               506               420               926

     Net book value at 31 December 2004                    (166)              482                --               316

17   Deferred cost

                                                                                               As at 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited
     Balance at beginning of period
       - Installation costs                                                                   4,274             4,708
       - Customer acquisition costs                                                           1,304             1,370
       - Prepaid networks capacities                                                          1,322             1,248
       - Discount on foreign currency exchange forward contracts                                 59                77
       - Others                                                                                 490               469

                                                                                              7,449             7,872

     Additions for the period
       - Installation costs                                                                      86               520
       - Customer acquisition costs                                                              74             1,547
       - Prepaid networks capacities                                                            179               113
       - Discount on foreign currency exchange forward contracts                                 --                --
       - Others                                                                                   1               204

                                                                                                340             2,384

     Charge for the period
       - Installation costs                                                                    (403)             (537)
       - Customer acquisition costs                                                            (820)             (835)
       - Prepaid network capacities                                                             (58)             (21)
       - Discount on foreign currency exchange forward contracts                                  --                (9)
       - Others                                                                                (199)             (123)

                                                                                             (1,480)           (1,525)

     Transferred to opening retained earnings (Note 3(d))
       - Discount on foreign currency exchange forward contract                                 (59)               --

     Distributed to owners in accordance with Reorganisation on 30 June 2004
       - Prepaid network capacity                                                                --               (61)
       - Others                                                                                  --              (113)

                                                                                                 --              (174)

     Balance at end of period
       - Installation costs                                                                   3,957             4,691
       - Customer acquisition costs                                                             558             2,082
       - Prepaid network capacities                                                           1,443             1,279
       - Discount on foreign currency exchange forward contracts                                 --                68
       - Others                                                                                 292               437

                                                                                              6,250             8,557

     During 2005, due to a change in the nature of promotions offered by the Group, the average amortisation period of customer acquisition costs fell below one year. In response to this, the Group has recorded customer acquisition costs arising in 2005 as prepaid expenses. The total amount of customer acquisition costs in prepaid expenses as at 30 June 2005 was RMB 90 million.

18   Accounts payable


                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     0-30 days                                                                                4,165             6,122
     31-60 days                                                                               1,269             1,833
     61-90 days                                                                                 864               925
     91-180 days                                                                              1,989             2,115
     Over 180 days                                                                            4,994             3,658

                                                                                             13,281            14,653

     Included in accounts payable are amounts due to other state-owned telecommunication operators amounting to RMB 2,010 million (2004: RMB 1,781 million).

19   Bank and other loans

     (a) As at 30 June 2005, the short term bank loans were unsecured and comprise:


                                                                                            30 June       31 December
          Currency              Interest rate and final maturity                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Renminbi              Variable interest rates ranging from
            denominated         4.54% to 5.02% per annum with
                                maturity through 6 January 2006                              26,274            29,220

          US Dollar             Variable interest rates ranging from
            denominated         3.98% to 4.70% per annum with
                                maturity through 29 November 2005                               151               119

                                                                                             26,425            29,339

          The carrying value of short term bank loans approximate their fair values which are based on cash flows discounted using rates based on the borrowing rate of 3.27%-5.94%% (2004: 2.59%-5.94%).

     (b) The Group's long term bank and other loans comprise:

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                    Note                  Unaudited           Audited

          Bank and other loans                                       (i)                     21,257            27,571
          Finance lease obligations                                 (ii)                      1,286             1,560

                                                                                             22,543            29,131
          Less: Current portion                                                              (4,263)           (7,270)

                                                                                             18,280            21,861


          The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 5.22% (2004:
          5.22%).

          (i) Long term bank and other loans

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Loans
                 Unsecured                                                                   19,158            25,228
                 Secured                                                                      2,099             2,343

               Total                                                                         21,257            27,571

               Less: Current portion                                                         (4,101)           (7,060)

               Long-term loans                                                               17,156            20,511

          (i) Long term bank and other loans (continued)

               The Group's long term bank and other loans (excluding finance lease liabilities) were repayable as follows:

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Within one year                                                                4,101             7,060
               In the second year                                                             6,083             6,550
               In the third to fifth year                                                     8,154            11,196
               After the fifth year                                                           2,919             2,765

                                                                                             21,257            27,571

               As at 30 June 2005, bank loans amounting to RMB 2,099 million (2004: RMB 2,343 million) were secured by the following:

               (i) Certain property, plant and equipment amounting to RMB 3 million (2004: RMB 22 million) in respect of loans amounting to RMB 1 million (2004: RMB 3 million);

               (ii) Corporate guarantees granted by China Netcom Group to the extent of RMB 1,782 million (2004: RMB 1,888 million); and

               (iii) Corporate guarantees granted by third parties to the extent of RMB 316 million (2004: RMB 452 million).

          (ii) Finance lease obligations

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Obligation under finance leases                                                1,286             1,560
               Less: current portion                                                           (162)             (210)

                                                                                              1,124             1,350

               During the year ended 31 December 2004, the Group entered into a finance lease arrangement with a related party for certain existing fixed assets in return for funding of RMB 1,085 million. The net book value of such fixed assets amounted to RMB 857 million (2004: RMB 954 million). The lease obligation payable to the related party as at 30 June 2005 amounted to RMB 1,051 million (2004: RMB 1,070 million).

               The Group's liabilities under finance leases are analysed as follows:


                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Within one year                                                                  193               390
               In the second year                                                             1,110               662
               In the third to fifth year, inclusive                                             36               580

                                                                                              1,339             1,632
               Less: future finance charges on finance leases                                   (53)              (72)

               Present value of finance lease liabilities                                     1,286             1,560

               The present value of finance lease liabilities is as follows:

               Within one year                                                                  162               210
               In the second year                                                             1,088               776
               In the third to fifth year, inclusive                                             36               574

                                                                                              1,286             1,560

     (c) The fair value of the Group's significant financial liabilities at 30 June 2005, and 31 December 2004, are as follows:

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Long-term bank and other loans                                                     16,843            18,763
          Finance lease obligations                                                           1,025             1,088

          The fair values are based on cash flows discounted using rates based on the Group's average weighted borrowing rates of between 0.50% to 8.30% (2004: 0.19% to 9.20%).

20   Deferred revenue

                                                                                               As at 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Balance at beginning of period
       - upfront connection fees                                                              7,012            10,390
       - upfront installation fees                                                            6,404             6,691
       - advances from network capacity sales                                                 2,173             2,050
       - prepaid telephony services                                                           2,881             2,702

                                                                                             18,470            21,833

     Additions for the period
       - upfront connection fees                                                                  --                 --
       - upfront installation fees                                                              230               637
       - advances from network capacity sales                                                   244                68
       - prepaid telephony services                                                           7,132             6,793

                                                                                              7,606             7,498



                                                                                               As at 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Reductions for the period
       - upfront connection fees                                                             (1,427)           (1,774)
       - upfront installation fees                                                             (602)             (641)
       - advances from network capacity sales                                                  (153)              (59)
       - prepaid telephony services                                                          (7,170)           (6,631)

                                                                                             (9,352)           (9,105)

     Distributed to owners in accordance with
       the reorganisation on 30 June 2004
       - advances from network capacity sales                                                    --                (5)
       - prepaid telephony services                                                              --               (44)

                                                                                                 --               (49)

     Balance at end of period
       - upfront connection fees                                                              5,585             8,616
       - upfront installation fees                                                            6,032             6,687
       - advances from network capacity sales                                                 2,264             2,054
       - prepaid telephony services                                                           2,843             2,820

                                                                                             16,724            20,177

     Representing:
       - Current portion                                                                      6,196             6,783
       - Non-current portion                                                                 10,528            13,394

                                                                                             16,724            20,177

21   Share capital


                                                                Authorised
                                                                 Convertible preference shares
                                Ordinary shares of US$0.04              of US$0.04 each                  Total

                                  No. of                      RMB      No. of                  RMB                           RMB
                                  shares            US$   million      shares        US$   million               US$     million


     At 1 January
       and 30 June 2005   25,000,000,000  1,000,000,000     8,277   7,741,782    309,671         3     1,000,309,671       8,280

                                                                  Issued
                                                                 Convertible preference shares
                                Ordinary shares of US$0.04              of US$0.04 each                  Total

                                  No. of                      RMB      No. of                  RMB                           RMB
                                  shares            US$   million      shares        US$   million               US$     million

     At 1 January
       and 30 June 2005    6,593,529,000    263,741,160     2,181          --         --        --       263,741,160       2,181


22   Share option scheme

     A share option scheme was approved pursuant to a directors' resolution on 30 September 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting schedule.

     On 22 October 2004, 158,640,000 share options with an exercise price of HK$ 8.40 each were granted to certain directors of the Company and certain employees of the Group.

     The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from its shareholders for granting options beyond the 10% limit. The scheme will be valid and effective for a period of six years and no options may be granted pursuant to this scheme following the expiration of the scheme.

     Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The options granted under this plan has a vesting period of 42 months from the date of listing of our shares and will expire six years from the date of grant.

     Details of the share options granted immediately prior to the closing of the global offering and the movement during the period are summarised as follows:


                                                No. of share options
                                                                                                       Subscription
                                                   No. of                                                price per
                        Outstanding    Granted  directors   Exercised   Lapsed    Cancelled Outstanding      share
                              as at during the        and      during    during      during    as at 30      of the         Option
     Date of grant   1 January 2005     period   employees the period the period the period   June 2005     Company         period
                                                                                                                HK$

     22/10/2004         157,720,000         --         456         --         --         -- 157,720,000        8.40    157,720,000


23   Contingent liabilities

     Guarantees

                                                                                       30 June       31 December
                                                                                          2005              2004
                                                                                           RMB               RMB
                                                                                       million           million
                                                                                     Unaudited           Audited

     Guarantees for US dollar denominated bank loans of third parties                       31                63

     In 2000, a subsidiary of the Company entered into an agreement to provide a guarantee to a subsidiary of China Mobile for a foreign currency borrowing. The guarantee arose from the assumption of responsibilities by both parties as part of the legacy arrangements of their predecessor companies commonly controlled by the state government.

     The directors are of the opinion that the possibility of the guaranteed party defaulting on the outstanding balance of the borrowing is unlikely, hence no provisions have been made for the guarantee.

24   Commitments

     (a)  Capital commitments

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Contracted but not provided for land and buildings                                     36                47
          Telecommunications networks and equipment                                           1,136               986

                                                                                              1,172             1,033

          Authorised but not contracted for
            Land and buildings                                                                  233                 2
            Telecommunications networks and equipment                                         2,220             1,778

                                                                                              2,453             1,780

     (b)  Operating lease commitments
          The Group has future minimum lease payments under non-cancellable operating leases in respect of premises and equipment as follows:

                                                                                            30 June       31 December
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Not later than one year                                                               873               793
          Later than one year and not later than five years                                   1,640             1,129
          Later than five years                                                               1,893             1,510

                                                                                              4,406             3,432

25   Related party transactions

     China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither China Netcom Group nor the PRC government publishes financial statements available for public use.

     All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees (collectively referred as "state-owned parties") are ultimately related parties of the Group. The Group has extensive transactions including provision and receiving of services, leasing of assets and obtaining finances, with these state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those with other non-state-owned parties and have been reflected in the Financial Information.

     The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (the "MII"), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations for all telecommunication operators in China. As a state-owned telecommunication operator, the Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

     The Group has extensive transactions with other members of the China Netcom Group. As a result of this relationship, it is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

     The directors consider that the following related party transactions were carried out in the normal course of business of the Group and at terms mutually agreed between the Group and the respective related parties.


                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                         Note               million           million
                                                                                          Unaudited           Audited


     Interconnection income
     - from fellow subsidiaries                                         (i)(b)                  142                --
     - from other state-owned telecommunication operators               (i)(b)                2,190             1,719

     Sub total                                                                                2,332             1,719

     Interconnection charges
     - to fellow subsidiaries                                           (i)(b)                 (277)               --
     - to other state-owned telecommunication operators                 (i)(b)                 (524)             (357)

     Sub total                                                                                 (801)             (357)

     Rental income from properties leased to fellow
       subsidiaries                                                 (i)(a), (i)(c)               --                 2

     Purchase of materials
     - from fellow subsidiaries                                     (i)(a), (i)(c)             (433)             (528)
     - from related company                                         (i)(a), (i)(c)             (101)             (670)

     Sub total                                                                                 (534)           (1,198)

     Receipt of engineering, project planning, design,
       construction and information technology services
     - from fellow subsidiaries                                     (i)(a), (i)(b)              592               321
     - from related company                                         (i)(a), (i)(b)               80               564

     Sub total                                                                                  672               885

     Ancillary telecommunications support services
     - from fellow subsidiaries                                          (ii)                  (100)             (207)
     - from related company                                              (ii)                   (11)             (232)

     Sub total                                                                                 (111)             (439)



                                                                                         Six months ended 30 June
                                                                                               2005              2004
                                                                                                RMB               RMB
                                                                         Note               million           million
                                                                                          Unaudited           Audited


     Payment of operating lease rentals of premises
     - to fellow subsidiaries                                       (i)(a), (i)(c)             (292)               (7)
     - to related company                                           (i)(a), (i)(c)               --                (5)

     Sub total                                                                                 (292)              (12)

     Common corporate services income received from
       ultimate holding company                                          (iii)                   28                --

     Common corporate services expenses paid to ultimate
       holding company                                                   (iii)                 (117)               --

     Support services
     - from ultimate holding company                                     (iv)                    (2)               --
     - from fellow subsidiaries                                          (iv)                  (290)             (187)
     - from related company                                              (iv)                    (1)             (149)

     Sub total                                                                                 (293)             (336)

     Rental income for lease of telecommunications facilities
       to other stated-owned telecommunication operators                                        613               519

     Payment of operating lease rentals of
       telecommunications facilities to ultimate
       holding company                                                    (v)                  (118)               --

     Payment for purchase of long-term telecommunications
       capacity to ultimate holding company                              (vi)                   (91)               --

     Payment for lease of long-term telecommunications
       capacity to ultimate holding company                              (vii)                  (52)               --

     Management fee received from ultimate
       holding company                                                  (viii)                   55                 --

     Notes:

     (i) Transactions with individual related parties before reorganisation on 30 June 2004 were priced based on one of the following three criteria:

          (a) market price;
          (b) prices based on government guidance; or
          (c) cost plus basis.

     (ii) Represents provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customers services.

    (iii) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services are allocated between the Group and China Netcom Group based on revenues as appropriate.

     (iv) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

     (v) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibres from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

     (vi) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

    (vii) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amounts of capacity on China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

   (viii) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

     (ix) The Group entered into finance lease arrangements with a related party, details have been set out in Note 19 (b) (ii).

     (x) China Netcom Group, the Company's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organisation Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Company contributes a portion of the required support under the Sponsorship Agreement through providing telecommunications goods and services to BOCOG amounting to RMB 480 million. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognised on the Company's balance sheet.

     (xi) As at 30 June 2005, China Netcom Group granted corporate guarantees to the Group as set out in Note 19 (b) (i).

26   Significant subsequent events

     (a) The Company has undertaken to The Stock Exchange of Hong Kong Limited to use its best efforts to release the guarantees granted by China Netcom Group, or failing such, to arrange for the settlement of the relevant loans, within six months from its listing on 17 November 2004. The balance of such loans amounted to RMB1,782 million as at 30 June 2005. After the balance sheet date, all the bank loans guaranteed by China Netcom Group have been repaid and the related bank guarantees have been released.

     (b) On 12 September 2005, the Company entered into an agreement to acquire the entire equity interest in China Netcom Group New Horizon Communications Corporation (BVI) Limited from China Netcom Group, its ultimate holding company, for a total cash consideration of RMB12.8 billion, subject to certain conditions. China Netcom Group New Horizon Communications Corporation (BVI) Limited currently operates the fixed line telecommunication businesses in four provinces / autonomous regions, namely Shanxi Province, Jilin Province, Heilongjiang Province and Inner Mongolia Autonomous Region in the PRC. This proposed acquisition is subject to the approval of the Company's shareholders. Further details can be found in the Company's announcement issued on 12 September 2005.

27   Ultimate controlling party

     The Company's ultimate holding company is China Netcom Group which is owned and controlled by the PRC Government.

     The directors regard the PRC Government as being the ultimate controlling party.

28   Approval of financial statements

     The financial statements were approved by the Board of Directors on 12 September 2005.

Supplement Information for American Depositary Shares Holders

Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP")

The unaudited condensed consolidated financial statements of the Group (the "Interim Financial Statements") have been prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP, which may have significant impact on the consolidated net profit and the consolidated shareholders' equity, are described below.

The effect on net profit of significant differences between Hong Kong GAAP and U.S. GAAP for the six months ended 30 June 2004 and 2005 is as follows:

                                                                                Six months ended 30 June
                                                                             2004              2005              2005
                                                                              RMB               RMB               US$
                                                                          million           million           million
                                                                         Restated
                                                                       (Note (a))         Unaudited         Unaudited

Consolidated profit for the year under Hong Kong GAAP                       4,875             6,358               768
U.S. GAAP adjustments:
  Depreciation of re-valued fixed assets                                   (1,685)          (1,758)              (212)
  Others                                                                        4                --                --
  Tax effect on the above adjustments                                         560               580                70

Consolidated profit for the year under U.S. GAAP                            3,754             5,180               626

Shares used in computing basic earnings per share                           5,492             6,594             6,594

Shares used in computing diluted earnings per share                         5,500             6,628             6,628

Basic earnings per share under U.S. GAAP                                  RMB0.68           RMB0.78           USD0.09

Diluted earnings per share under U.S. GAAP                                RMB0.68           RMB0.78           USD0.09

Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP) (continued)


The effect on shareholders' equity of significant differences between Hong Kong GAAP and U.S. GAAP as at 31 December 2004 and 30 June 2005 is as follows:

                                                                      31 December           30 June           30 June
                                                                             2004              2005              2005
                                                                              RMB               RMB               US$
                                                                          million           million           million
                                                                         Restated
                                                                         Note (a)         Unaudited         Unaudited

Consolidated shareholders' equity under
  Hong Kong GAAP                                                           55,165            61,484             7,429
U.S. GAAP adjustments:
  Revaluation of fixed assets                                              22,796            19,267             2,328
  Depreciation of revalued fixed assets                                    (3,529)           (1,758)             (212)
  Difference from recognition of negative goodwill                            166                --                --
  Other                                                                         1                --                --
  Tax effect on the above adjustments                                      (6,359)           (5,778)             (698)

Consolidated shareholders' equity under U.S. GAAP                          68,240            73,215             8,847

(a) Regarding the restatements of the Group's 2004 financial statements under Hong Kong GAAP due to the adoption of new accounting standards, please refer to the details under note 3 of the interim financial statements.

Supplement Financial Information

The restated consolidated income statement for the year ended 31 December 2004 due to the adoption of new accounting polices set out in note 3 to the interim financial statements is set out below.

                                                                                                   For the year ended
                                                                                                     31 December 2004
                                                                                                                  RMB
                                                                                                              million
                                                                                                             Restated

Revenues                                                                                                       64,922

Operating expenses
Depreciation and amortisation                                                                                 (18,754)
Networks, operations and support                                                                              (11,591)
Staff costs                                                                                                    (8,059)
Selling, general and administrative                                                                            (9,566)
Other operating expenses                                                                                       (1,534)

Operating profit before interest income and dividend income                                                    15,418

Interest income                                                                                                    76
Dividend income                                                                                                    17

Profit from operations                                                                                         15,511
Finance costs                                                                                                  (2,932)

Share of loss of associated companies                                                                              (1)

Profit before taxation                                                                                         12,578
Taxation                                                                                                       (3,348)

Profit for the year                                                                                             9,230

Profit before taxation decreased by RMB 18 million is a result of the retrospective adoption of HKFRS2 (note 3(a)).


Other Information

Directors' and chief executive's interests in shares and short positions

Some of our directors personally hold options to subscribe for ordinary shares of the Company, as disclosed under the paragraph "Directors', chief executive's and employees' rights to acquire shares" below. These share options were granted pursuant to the terms of the share option scheme adopted by the Company on 30 September 2004 (the "Share Option Scheme").

Apart from those disclosed herein, as at 30 June 2005, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO")) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

Directors', chief executive's and employees' rights to acquire shares

Share Option Scheme of the Company
During the six months ended 30 June 2005, no share option has been granted under the Share Option Scheme.

As at 30 June 2005, the directors and chief executive of the Company and employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Share Option Scheme.

                                                                    No. of shares involved   No. of shares involved
                                                                in the options outstanding           in the options
                                                                          at the beginning              outstanding
                                                                          of the period(a)            at period end

Directors
Zhang Chunjiang                                                                    920,000                  920,000
Tian Suning
  (also the chief executive officer)                                               920,000                  920,000
Zhang Xiaotie                                                                      800,000                  800,000
Miao Jianhua                                                                       700,000                  700,000
Jiang Weiping                                                                      700,000                  700,000
Li Liming                                                                          700,000                  700,000
Yan Yixun                                                                          590,000                  590,000
Keith Rupert Murdoch                                                               590,000                  590,000

Employees                                                                      151,800,000              151,800,000

                                                                                                        157,720,000(b)

Notes:

(a) All the options outstanding at the beginning of the period were granted on 22 October 2004. The shares of the Company were listed on the Stock Exchange on 17 November 2004 and therefore immediately before the date of grant of the options, the shares of the Company were not yet traded.

(b) The total number of shares involved in the options outstanding at period end represents 2.39 per cent. of the issued share capital of the Company as at the date of this report.

Grantees of the share options granted on 22 October 2004 are entitled to exercise the options at a price of HK$8.40 per share in the following periods:

(i) in respect of 40 per cent. of the options granted, from 17 May 2006 to 16 November 2010;

(ii) in respect of a further 30 per cent. of the options granted, from 17 May 2007 to 16 November 2010; and

(iii) in respect of the remaining 30 per cent. of the options granted, from 17 May 2008 to 16 November 2010.

No share option has been exercised, cancelled or lapsed during the six months ended 30 June 2005.

Substantial interests in the share capital of the Company

The Company has been notified of the following interests in the Company's issued shares at 30 June 2005 amounting to 5 per cent. or more of the ordinary shares in issue:

     Ordinary shares held                                           Percentage of total
                                                                  directly           indirectly         issued shares

(i)  China Network Communications
       Group Corporation                                                 --     5,142,030,473(1)(2)(3)         77.99%

(ii) China Netcom Group Corporation
       (BVI) Limited                                         4,647,449,014(1)     494,581,459(1)(2)(3)         77.99%

Notes:

(1) China Network Communications Group Corporation ("China Netcom Group") beneficially owns 4,647,449,014 shares held by its wholly-owned subsidiary, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and 1 share held by CNC Cayman, Limited ("CNC Cayman"), a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital of the Company beneficially held by China Netcom Group is 70.49 per cent.

(2) China Netcom Group is deemed under the SFO to be interested in 297,698,985 shares held by CNC BVI as trustee on behalf of certain shareholders, representing 4.52 per cent. of the issued share capital of the Company.

(3) As at 30 June 2005, China Netcom Group is also deemed under the SFO to be interested in 196,882,473 shares held by CNC Fund, L.P. ("CNC Fund"), a limited liability partnership, through CNC Cayman as one of the general partners of the limited partnership. As of the date of this interim report, China Netcom Group is not deemed under the SFO to be interested in the 196,882,473 shares previously held by CNC Fund through CNC Cayman as CNC Fund has disposed of such shares.

Apart from the foregoing, as at 30 June 2005, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 336 of the SFO as having an interest in 5 per cent. or more of or any short position in the issued share capital of the Company.

Discussion and analysis of the Company's performance

In compliance with paragraph 40(2) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save for the Company's proposed acquisition of the assets and liabilities and the business operations for the provision of fixed-line telephone services, broadband and other Internet-related services in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province in the People's Republic of China (details of which are set out in the Company's announcement dated 12 September 2005), the current information in relation to those matters set out in paragraph 32 of Appendix 16 to the Listing Rules as applicable to the Company has not changed materially from the information disclosed in the Company's 2004 Annual Report.

Interim dividend

The board of directors of the Company has resolved that no interim dividend be paid for the six months ended 30 June 2005.

Purchase, sale or redemption of the Company's listed securities

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee reviewed with management the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial report matters including the review of the unaudited interim financial statements for the six months ended 30 June 2005.

Compliance with the code provisions set out in the Code on Corporate Governance Practices

The Company has, since October 2004, established an audit committee, a compensation committee, a strategic planning committee and a corporate governance committee. In compliance with the relevant code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules (the "Code on Corporate Governance Practices"), the board of directors of the Company adopted written terms of reference in respect of each of the audit committee, the compensation committee, the strategic planning committee and the corporate governance committee on 1 February 2005.

At the time when the compensation committee was established, it comprised an executive director, a non-executive director and an independent non-executive director. In compliance with the relevant code provisions of the Code on Corporate Governance Practices, Mr Victor Cha Mou Zing and Mr Hou Ziqiang, two of the independent non-executive directors of the Company, were appointed by the board of directors of the Company on 1 February 2005 as additional members of the compensation committee.

Save as disclosed above and other than the requirements relating to the preparation and content of a Corporate Governance Report (which will come into effect in respect of the Company's annual report for the financial year ending 31 December 2005), the Company has complied with the code provisions of the Code on Corporate Governance Practices throughout the six months ended 30 June 2005.

Compliance with the code provisions set out in the Code on Corporate Governance Practices (continued)

Under the amended Corporate Governance Rules of New York Stock Exchange, Inc. (the "NYSE"), foreign issuers (including China Netcom Group Corporation (Hong
Kong) Limited) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/english/inv/Corporate_Governance_Differences.htm.

Compliance with the Model Code

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2005 to 30 June 2005.

Forward Looking Statements

Certain statements contained in this announcement may be viewed as OOforward-looking statements'' within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the OOSEC'') and in the Company's other filings with the SEC.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


                          By  /s/ Zhang Xiaotie
                             ------------------
                          By  /s/ Oliver E Lixin
                             -------------------


                          Name:   Zhang Xiaotie and Oliver E Lixin

                          Title:  Joint Company Secretaries


Date:   May 20, 2005